Exhibit 12

Electronic Data Systems Corporation

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

(dollars in millions)

	Years Ended December 31,
	2006	2005	2004	2003	2002
Fixed charges:
Interest and related charges on debt and redeemable preferred stock dividends of subsidiaries	$239	$241	$321	$301	$258
Portion of rentals deemed to be interest	244	274	284	309	278

Total fixed charges	483	515	605	610	536

Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	756	439	(374)	(517)	1,325
Minority interest in consolidated subsidiaries and (income) losses of equity investees	—	10	(7)	(1)	(9)
Total fixed charges per above	483	515	605	610	536

Earnings available for fixed charges	1,239	964	224	92	1,852

Coverage (deficiency)	756	449	(381)	(518)	1,316
Ratio of earnings to fixed charges	2.6	1.9	—	—	3.5